ALEXA
                                  VENTURES INC.
PRESS RELEASE
July 19, 1999
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                                  "GREEN NEWS"
                                     TSE:AXA
                                  OTC BB:ALVEF

                  Eiger Labs, Inc. Signs Exclusive Sales Representative
                                  Agreement With Samsung

Partnership Expands Eiger's Strategic Alliances with
World-class Innovative Technology Manufacturers

Stratford,Ontario(July 19,1999) Alexa Ventures Inc. is pleased to note that - Eiger Labs, Inc., announced it has signed an exclusive sales representative agreement with Samsung Telecommunications America (STA), a Dallas-based subsidiary of Samsung Electronics Company, researches, develops, and markets telecommunications and data communications systems and products throughout North America. Eiger Labs, Inc. is now exclusively authorized to represent Samsung ML-5050G and ML-5000A Laser Printers with internet related marketing bundle programs to major retailers in the United States.

The agreement with Samsung is part of our business plan to provide our retail customers the best range of printers with the most features for the best value, said Y.K Kim, president of at Eiger Labs, Inc. Through representing Samsung Laser Printers, Eiger Labs, Inc. will take an active role to expand the visibility, availability and market share of office automation products manufactured by Samsung Electronics Company. Samsung Electronics Company is a $13 billion flagship company of the Korean-based Samsung Group, is a world leader in electronics, with operations in more than 60 countries.

About Eiger Labs, Inc.
Eiger Labs, founded in 1994, provides a wide variety of PC Card and desktop peripherals. With a full spectrum of storage, multimedia, connectivity and communications products, the company supplies computer users with solutions that are high quality and easy to use. The array of product solutions from Eiger assist in increasing productivity by allowing computer users to communicate, message, connect to and store data from alternate locations.

The agreement is a major step in Eiger's management, meeting their 1999 objective of revenue amounting to 30,000,000 USD and 70,000,000 USD in the year 2000.

On July 14, 1999, Alexa announced it had entered into a letter of intent to purchase 64% of Eiger Labs, Inc.


                       DIRECTORS OF ALEXA VENTURES INC.:

                                  G.A. Racicot
                             Chief Executive Officer


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